PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA EDGAR

July 26, 2011

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Post Data, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File July 18, 2011

File No. 333-174433

Dear Mr. Spirgel:

This letter is in response to your comment letter dated July 22, 2011, with regard to the Form S-1 filing of Post Data, Inc., a Nevada corporation (“Post Data” or the "Company") filed on July 18, 2011, 2011.  Responses to each comment have been keyed to your comment letter.

“We May Continue To Lose Money, And if We Do Not Achieve Profitability, We May Not Be Able To Continue Our business,” page 4

1.

This section has been revised to indicate that the Company’s expected expenditures can be met by cash currently on hand.

Plan of Operation, page 32

2.

These statements have been reconciled.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Post Data in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

July 26, 2011

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs